Filed by ArcelorMittal

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: ArcelorMittal

Commission File No. of Arcelor: 082-34727

Date: September 26, 2007

ArcelorMittal Provides Further Information Relating To Second-Step Merger

Luxembourg, 26 September 2007 – ArcelorMittal and Arcelor today announce further details on the merger of ArcelorMittal into Arcelor and the upcoming publication of the legal documentation relating to this merger.

Following effectiveness of the merger of Mittal Steel Company N.V. (“Mittal Steel”) into ArcelorMittal on September 3, 2007, this merger constitutes the second step of the previously announced two-step merger process between Mittal Steel and Arcelor.

On May 16, 2007, Mittal Steel, ArcelorMittal and Arcelor announced that they would propose to the shareholders of ArcelorMittal and Arcelor to implement the second-step merger based on a ratio of 7 Arcelor shares for every 8 ArcelorMittal shares.

On September 25, 2007, the Boards of Directors of ArcelorMittal and Arcelor unanimously decided:

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to restructure the share capital of Arcelor prior to the effectiveness of the second-step merger so as to have a one-to-one exchange ratio in the merger, and thus limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger; this restructuring will take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, mechanically resulting in an adjusted merger exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders;

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to approve the documentation relating to the second-step merger, including the European prospectus to be approved by the Luxembourg Commission de Surveillance du Secteur Financier and the preliminary U.S. proxy statement/prospectus to be registered on Form F-4 with the U.S. Securities and Exchange Commission;

-	to convene on November 5, 2007 the Arcelor and ArcelorMittal extraordinary general meetings to vote, among other things, on the merger.

Furthermore, the Board of Directors of Arcelor resolved to propose to the shareholders to approve the distribution of an additional dividend of $0.040625 per (pre-merger) post-share capital restructuring Arcelor share to be paid simultaneously with the last installment of the Arcelor dividend, in order to ensure that all Arcelor shareholders will receive the same per share dividend of $0.325, taking into account the effect of the Arcelor share capital restructuring.

Please see the detailed information below for further details about the second-step merger and related transactions.

Timing of the Merger

ArcelorMittal and Arcelor shareholders will each be asked to vote on the merger at their respective extraordinary general meetings of shareholders, both to be held on November 5, 2007 in Luxembourg. The extraordinary general meeting of Arcelor will also resolve, among other items, on the share capital restructuring and the renaming of Arcelor to ArcelorMittal.

If the merger is duly approved by the Arcelor and ArcelorMittal shareholders and all other conditions precedent have been satisfied or waived, the merger of ArcelorMittal into Arcelor is expected to be effected on or about November 13, 2007. Upon the effective date, the Arcelor shares that will be issued in this second-step merger will be listed on the same exchanges as those on which Arcelor shares are currently traded. Arcelor shares will also be listed on Euronext Amsterdam by NYSE Euronext and the New York Stock Exchange on the effective date so that after the merger the Arcelor shares will be listed on all exchanges where ArcelorMittal shares are currently listed.

Share Capital Restructuring

The share capital restructuring of Arcelor will take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, mechanically resulting in an adjusted merger exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders. Subject to shareholders’ approval, the share capital restructuring is expected to be effective the day after the extraordinary general meeting of Arcelor, that is, under the proposed timetable, on November 6, 2007.

As a result of the share capital restructuring, certain Arcelor holders may receive one or several fractions of a seventh of a post-restructuring Arcelor share (if at the time of the restructuring they do not hold a multiple of seven Arcelor shares). Fractional share mechanics are summarized below:

Holders of Arcelor shares whose ownership is recorded through a book entry system – Book-entry systems do not allow for delivery of fractions. Instead of receiving share fractions, such holders shall receive within 20 business days following the effective date of the share capital restructuring their share in the proceeds from the sale by a centralizing bank of the shares resulting from the aggregation of the fractions of various shareholders. No interest will be paid in respect of the cash proceeds resulting from the sale, but Arcelor will pay the brokerage and related fees and stock exchange duties connected with such exchange pool facility.

Holders of Arcelor shares whose ownership is recorded directly in Arcelor’s shareholder registry (registre des actionnaires) – Share fractions would be delivered through an entry in that registry to any such holders who do not hold a multiple of seven Arcelor shares. They may elect to have their share fractions sold through the abovementioned exchange pool facility by following certain instructions provided by Arcelor (including through the participation form used in connection with the extraordinary general meeting) and are urged to carefully consider this possibility.

Arcelor shareholders who wish to avoid receiving or being compensated for fractions as a result of the capital restructuring may, until the day of the Arcelor extraordinary shareholders meeting, purchase or sell Arcelor shares on one of the exchanges where these shares are admitted to trading in order to own a number of pre-restructuring Arcelor shares entitling them to receive a whole number of post-restructuring Arcelor shares, that is a multiple of 7 shares.

Further information with respect to the exchange pool facility will be published on http://investors.arcelormittal.com, and in a local newspaper with nationwide circulation in Belgium, France, Luxembourg and Spain, providing holders of fractions (who hold their shares through a direct entry in the shareholder registry) 10 business days to elect to participate in the exchange pool facility.

Approval of Additional Dividend for Arcelor Shareholders

In the merger, Arcelor will assume ArcelorMittal’s obligation to pay the last installment of the quarterly dividend decided by the ordinary general meeting of Mittal Steel on June 12, 2007, which, in light of the exchange ratios in the first-step merger and the second-step merger, will represent $0.325 per Arcelor share newly-issued in the merger.

As described above, before the effectiveness of the merger, the share capital of Arcelor will be restructured. In order ensure that all Arcelor shareholders will receive the same per-share dividend of $0.325 on or about December 15, 2007, and to take into account the effect of the share capital restructuring, the Board of Directors of Arcelor has resolved to propose to shareholders to approve the distribution of an additional dividend of $0.040625 per (pre-merger) post-share capital restructuring Arcelor share to be paid simultaneously with the last installment of the dividend decided by the annual general meeting of Arcelor on April 27, 2007.

Merger Documentation

The merger documentation comprises of a merger agreement, a merger proposal, an explanatory memorandum, a European Prospectus (for European shareholders) and a U.S. Proxy Statement / Prospectus (for U.S. shareholders).

The merger proposal and the explanatory memorandum are documents required by Luxembourg corporate law. These two documents describe the terms and conditions of the merger, including the exchange ratio. The merger agreement describes other specific contractual terms agreed by ArcelorMittal and Arcelor in connection with the merger.

The European Prospectus and the U.S. Proxy Statement / Prospectus will provide further detailed information on the background and rationale for the merger, the shares that are being issued by Arcelor in the merger, the way in which ArcelorMittal shareholders (and for the European Prospectus, Arcelor shareholders) can cast their vote on the merger and financial and other disclosure relating to ArcelorMittal and Arcelor. They also include a copy of the English versions of the merger agreement, merger proposal and explanatory memorandum and the full texts of the reports of the independent auditors (réviseurs d’entreprise) and of the fairness opinions delivered to the Boards of Directors of Arcelor and ArcelorMittal by their respective financial advisors, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions.

ArcelorMittal shareholders are encouraged to obtain and read a copy of the European Prospectus or the final U.S. Proxy Statement / Prospectus, as applicable, and to vote at the extraordinary general meeting of shareholders of ArcelorMittal on Monday, November 5, 2007.

Arcelor shareholders are encouraged to obtain and read a copy of the European Prospectus and to vote at the extraordinary general meeting of shareholders of Arcelor on Monday, November 5, 2007.

Availability of the Merger Documentation

The merger proposal (projet de fusion), which is published in French as required by Luxembourg law, will be available at the Luxembourg Registry of Trade and Companies as of September 28, 2007, as required by law.

From September 28, 2007, copies of the following documents can be downloaded from http://investors.arcelormittal.com, and are available at the offices of ArcelorMittal and Arcelor in Luxembourg (together with certain additional documents required by law):

▪	the merger proposal (unofficial English translation and official French version);
▪	the explanatory memorandum (rapport écrit détaillé) prepared by the two Boards of Directors (official English version and unofficial French translation);
▪	the reports of the independent auditors appointed by ArcelorMittal and Arcelor; and
▪	the merger agreement (in English).

Arcelor will file shortly with the U.S. Securities and Exchange Commission a registration statement on Form F-4 including a preliminary U.S. Proxy Statement / Prospectus in connection with the Arcelor shares that will be issued in this second-step merger. The Form F-4 registration statement including the preliminary U.S. Proxy Statement / Prospectus (in English) will be available on the website of the U.S. Securities and Exchange Commission (www.sec.gov). The final U.S. Proxy Statement /

Prospectus, once available, will be available to be downloaded at http://investors.arcelormittal.com, and will be made available at the offices of ArcelorMittal and Arcelor in Luxembourg.

Arcelor will also file shortly a European Prospectus within the meaning of Directive 2003/71/EC for approval by the Luxembourg Commission de Surveillance du Secteur Financier. The CSSF will be requested to notify the competent regulators in Belgium, France, The Netherlands and Spain of the approval of the European Prospectus. The European Prospectus will be published in English, together with a summary in English, Dutch, French and Spanish. Copies of the European Prospectus, once approved, will be available to be downloaded from the website of the Luxembourg Stock Exchange (www.bourse.lu) and at http://investors.arcelormittal.com and will be made available at the offices of ArcelorMittal and Arcelor in Luxembourg.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal including Arcelor. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings by ArcelorMittal and Mittal Steel, as its predecessor, with the Netherlands Authority for the Financial Markets and the U.S. Securities and Exchange Commission made or to be made by ArcelorMittal or its predecessor, including (in the latter case) on Form 20-F. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.